United States securities and exchange commission logo





                              June 21, 2022

       Craig Shesky
       Chief Financial Officer
       TMC the metals Co Inc.
       595 Howe Street, 10th Floor
       Vancouver, British Columbia
       V6C 2T5

                                                        Re: TMC the metals Co
Inc.
                                                            Amendment No. 1 to
Post-Effective Amendment No. 1 to
                                                            Registration
Statement on Form S-1
                                                            Filed May 31, 2022
                                                            File No. 333-260126

       Dear Mr. Shesky:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Post-Effective Amendment No. 1 to Form S-1

       General

   1. We note that your filing incorporates by reference the consent of various experts from those consents provided
with the initial S-1 filing, including that of counsel and of various
                                                        "qualified persons"
responsible for portions of your technical reports filed as Exhibit 96.1 and 96.2 on the NORI
Property and TOML Mineral Resource, respectively. Considering that this
post-effective amendment will have a new date of effectiveness, please revise to provide new consents
from all such experts. See Item 601(b)(23) and Item 1302(b)(4)(iv)
                                                        of Regulation S-K, as
well as Securities Act Section 7(a), Securities Act Rule 436 and
                                                        Securities Act Rule
439.
 Craig Shesky
TMC the metals Co Inc.
June 21, 2022
Page 2

      Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren
Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                         Sincerely,
FirstName LastNameCraig Shesky
                                                         Division of
Corporation Finance
Comapany NameTMC the metals Co Inc.
                                                         Office of Energy &
Transportation
June 21, 2022 Page 2
cc:       Jeffrey Cohan
FirstName LastName